UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE Act of 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER  401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

CLEARWATER PAPER 401(K) PLAN

Report of Independent Registered Public Accounting Firm

Benefits Committee
Clearwater Paper 401(k) Plan
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
Spokane, Washington
June 23, 2015

CLEARWATER PAPER 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value	$207,348,365	$193,901,667

Receivables:
Employer contribution	—	34,484
Notes receivable from participants	4,953,420	4,853,888
Total receivables	4,953,420	4,888,372

Net assets reflecting investments at fair value	212,301,785	198,790,039
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(604,293)	(425,965)

Net assets available for benefits	$211,697,492	$198,364,074
See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013

	2014	2013
Additions:
Investment income:
Interest income	$531,211	$618,426
Dividend income	6,876,894	4,929,119
Net appreciation in fair value of investments	6,387,540	29,725,310
Total investment income	13,795,645	35,272,855

Interest income on notes receivable from participants	161,847	167,869

Contributions:
Employee	9,171,967	8,803,024
Rollover	1,232,311	1,857,451
Employer	10,950,428	11,325,333
Total contributions	21,354,706	21,985,808

Total additions	35,312,198	57,426,532

Deductions:
Distributions to participants	24,361,095	25,270,878
Loan and administrative fees	21,408	39,701
Total deductions	24,382,503	25,310,579

Net increase prior to transfers	10,929,695	32,115,953

Net transfers from other Clearwater Paper plan	2,403,723	1,139,060

Net increase	13,333,418	33,255,013

Net assets available for benefits:
Beginning of year	198,364,074	165,109,061
End of year	$211,697,492	$198,364,074
See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of Plan
The following description of the Clearwater Paper 401(k) Plan (the Plan), is provided for general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan, originally effective July 1, 1973, established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), as amended, which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was most recently restated effective January 1, 2015.

(b)	Plan Sponsor and Administration
Clearwater Paper sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions
All eligible full-time regular status salaried and non-represented hourly employees (as defined in the Plan) are eligible for participation in the Plan following 30 days of employment with Clearwater Paper and participating subsidiaries (the Company). The Plan excludes leased employees, seasonal hires, non-resident aliens, and employees covered under a collective bargaining agreement.
The Plan provides that each eligible employee may elect a contribution up to 75% of his or her per pay period earnings on a pre-tax or Roth after-tax basis. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions.
Eligible employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after the employee becomes eligible, unless he or she elects otherwise. The Company currently makes matching contributions into a participant’s account under the Plan equal to 70% of such participant’s contributions up to 6% of eligible compensation, although Clearwater Paper may approve a higher or lower rate.
Eligible participants receive a base employer contribution totaling 3.5% of eligible compensation. This contribution is 100% vested immediately, and no employee contribution is required. The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such source.
Eligible employees aged 45 and older on December 31, 2011, and who were participating in the Clearwater Paper Salaried Retirement Plan at the time of its closure on December 15, 2010, are also eligible to receive a transition benefit for up to five years beginning January 2012. The transition benefit ranges from 4.0% to 8.5% of eligible compensation, depending on each eligible employee’s age as of December 31, 2011. This transition employer contribution is 100% vested immediately. This transition contribution is separately tracked and no loans or hardship withdrawals may be made from such source. Certain other transition benefits may apply to specific transferring participant groups.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e)	Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and a collective trust.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if the balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.
The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, that is, the T. Rowe Price Retirement Fund, with the target date closest to the year in which that participant will reach age 65.
Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

(f)	Vesting and Forfeitures
A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her transition contribution is also immediately vested. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 2	-%
2 or more	100.0
A participant’s matching account will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company (or any affiliate), becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching account not vested will be forfeitable when the participant’s employment terminates.
As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

the following year, used to pay plan expenses, or a combination thereof. At December 31, 2014 and 2013, unallocated forfeitures totaled approximately $150,100 and $125,400, respectively. During 2014 and 2013, forfeitures totaling approximately $198,000 and $205,800, respectively, were used to reduce employer contributions and pay Plan expenses.

(g)	Notes Receivable from Participants
Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for notes outstanding during the one year preceding the new note) as provided by the Plan. The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Notes outstanding at December 31, 2014, bear interest at various rates ranging from 3.25% to 8.00% and mature at various times through June 2029.

(h)	Distributions and Benefits
On termination of employment from Clearwater Paper and its affiliates, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $1,000 or less, that participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise. That participant is generally not permitted to maintain an account balance in the Plan.
Participants are permitted to make in-service and hardship withdrawals while still employed by the Company and its affiliates under certain conditions and from certain sources specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal. The Plan allows for non-Roth after-tax, rollover, and age 59 1/2 withdrawals while employed by the Company and its affiliates, under certain circumstances.

(i)	Plan and Administrative Fees
Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest and Related-Party Transactions
Certain plan investments are managed by an affiliate or related party of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

At December 31, 2014 and 2013, the Plan held 303,098 and 305,720 shares, respectively, of common stock of Clearwater Paper Corporation (CLW), a party-in-interest, with a fair value of $20,777,390 and $16,050,287, respectively. No dividend income from the common stock of CLW was recorded during the years ended December 31, 2014 and 2013.

(k)	Net Transfers from Other Clearwater Paper Plan
Net transfers from other Clearwater Paper plan represents the net amount of participant account balances transferred during the year to the Plan from the other plan sponsored by the Company and its affiliates as a result of the participants changing employment status within the Company and its affiliates.

(l)	Plan Termination
Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(b)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodians. See Note 4, "Fair Value Measurements" for a discussion of fair value measurements.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(d)	Income Recognition
Net appreciation in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(e)	Benefit Payments
Benefits are recorded when paid.

(f)	Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(g)	Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

(3)	Investments
The value of individual investments that represented 5% or more of the Plan’s net assets available for benefits, prior to contract value adjustment, at December 31, 2014 and 2013 were as follows:

	2014	2013
Putnam Stable Value Fund	$32,621,772	$32,912,684
Clearwater Paper Stock Fund	20,777,390	16,050,287
Dodge & Cox Stock Fund	17,068,975	14,784,869
Mainstay Large Cap Growth Fund	14,219,863	13,311,575
Vanguard Institutional Index Fund	12,466,800	9,258,397	*
Artisan Mid-Cap Fund Institutional	11,733,034	12,460,607
T. Rowe Price Retirement 2020 Fund	11,039,585	10,840,602

*	Represents less than 5% of the Plan’s net assets available for benefits; included for comparative purposes
During the years ended December 31, 2014 and 2013, the Plan’s investments appreciated, including net gains and losses on investments sold during the year and the net change in unrealized gains and losses at the end of the year, as follows:

	2014	2013
Clearwater Paper Stock Fund	$4,926,812	$4,996,826
Registered investment company funds	1,460,728	24,728,484
	$6,387,540	$29,725,310

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(4)	Fair Value Measurements
Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plans have the ability to access.

Level 2	Inputs to the valuation methodology include:

▪
   Quoted prices for similar assets or liabilities in active markets;
▪
   Quoted prices for identical or similar assets or liabilities in inactive markets;
▪
   Inputs other than quoted prices that are observable for the asset or liability; and
▪
  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust fund - Investments in the collective trust fund (Putnam Stable Value Fund) are presented at net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Putnam Stable Value Fund ("Fund") invests in high-quality guaranteed investment contracts ("GICs") and similar contracts. The fund also invests up to 75% of its assets in security-backed investment contracts ("SBICs"). The Fund invests at least 5% of its assets in high-quality money market instruments, cash, cash equivalents and stable value funds with investment policies and other provisions similar to those of the Fund, and may invest without limit in these investments.

Interest bearing cash - Investments in interest bearing cash and cash equivalents are valued based on cost, which approximates fair value in a non-inflationary economy and is protected by the Federal Deposit Insurance Corporation (FDIC).
The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$11,136,798	$—	$—	$11,136,798
Index funds	17,976,059	—	—	17,976,059
Growth funds	41,325,201	—	—	41,325,201
Target retirement funds	50,445,405	—	—	50,445,405
Value funds	32,991,355	—	—	32,991,355
Common stock	20,777,390	—	—	20,777,390
Collective trust fund:
Stable value fund	—	32,621,772	—	32,621,772
Interest bearing cash	74,385	—	—	74,385
Total investments at fair value	$174,726,593	$32,621,772	$—	$207,348,365

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$10,671,934	$—	$—	$10,671,934
Index funds	14,059,210	—	—	14,059,210
Growth funds	43,547,940	—	—	43,547,940
Target retirement funds	46,033,533	—	—	46,033,533
Value funds	30,624,795	—	—	30,624,795
Common stock	16,050,287	—	—	16,050,287
Collective trust fund:
Stable value fund	—	32,912,684	—	32,912,684
Interest bearing cash	1,284	—	—	1,284
Total investments at fair value	$160,988,983	$32,912,684	$—	$193,901,667

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Additional disclosures are required for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The collective trust fund had a net asset value of $32,621,772 and $32,912,684 as of December 31, 2014 and 2013, respectively, with no redemption policy and unfunded commitments are not applicable.

The collective fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

(5)	Investment Risk
The Plan investments include shares of registered investment company funds, a collective trust, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated November 29, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS’s issuance of the determination letter. Currently, a submission for a determination of the Plan, as restated, is pending with the IRS. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2011.

(7)	Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$211,697,492	$198,364,074
Loans in deemed distributed status	(130,471)	(101,433)
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	604,293	425,965
Net assets available for benefits per the Form 5500	$212,171,314	$198,688,606

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following is a reconciliation of the net increase in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013
Net increase in net assets available for benefits prior to transfers per the financial statements	$10,929,695	$32,115,953
Change in deemed distributed loans	(29,038)	(47,642)
Less reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(425,965)	(1,129,721)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	604,293	425,965
Total net income per the Form 5500	$11,078,985	$31,364,555

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual Funds:
	Dodge & Cox Funds	Dodge & Cox Stock Fund	$17,068,975
	Mainstay Funds	Mainstay Large Cap Growth Fund	14,219,863
	Vanguard Funds	Vanguard Institutional Index Fund	12,466,800
	Artisan Funds	Artisan Mid-Cap Fund Institutional	11,733,034
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	11,039,585
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	10,192,600
	PIMCO Funds	PIMCO Total Return Fund	8,792,633
	Dodge & Cox Funds	Dodge & Cox International Fund	7,805,532
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	7,732,069
	Artisan Funds	Artisan Mid-Cap Value Fund Institutional	7,556,080
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	6,133,489
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	5,910,053
	Conestoga Funds	Conestoga Small Cap Fund	4,992,735
	Artisan Funds	Artisan International Fund Institutional	4,246,080
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	3,983,984
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	3,767,682
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	3,686,096
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	2,798,648
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	2,353,100
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	2,344,165
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	1,195,991
	Vanguard Funds	Vanguard Total International Stock Index Fund	1,183,821
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	1,035,664
	PIMCO Funds	PIMCO All Asset Fund Institutional	560,768
	DFA	DFA Emerging Markets Core Equity	557,756
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	493,677
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	23,938
	Collective trust:
	Putnam Investments	Putnam Stable Value Fund	32,621,772
	Common stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	20,777,390
	Other:
*	Mercer Trust	Interest bearing cash account	74,385
*	Participant notes	Interest rates from 3.25% to 8.00%, maturing through June 2029	4,822,949
	Total per Form 5500		$212,171,314

*	Represents a party-in-interest at December 31, 2014.
Cost is omitted for participant directed investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clearwater Paper 401(k) Plan

By	/s/ John D. Hertz
John D. Hertz
Chair of Clearwater Paper Benefits Committee
Date: June 24, 2015

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23